April 20, 2005



Mail Stop 4-6

Steven A. Odom
Chairman of the Board and Chief Executive Officer
400 Galleria Parkway
Suite 300
Atlanta, GA 30339

Re:	Verso Technologies, Inc.
	Registration Statement on Form S-3
	Filed March 25, 2005
	File No. 333-123591

	Post-effective Amendment No. 1 to Form S-1 on Form S-3
	Filed April 6, 2005
	File No. 333-113579

	Form 10-K for the fiscal year ended December 31, 2004
	File No. 1-15531


Dear Mr. Odom:

	This is to advise you that we have limited our review of the above-referenced filings to the matters addressed in the comments below. Where indicated, we think you should revise your filings in response to these comments. With respect to the comment regarding your 2004 Form 10-K, your response should be provided as soon as possible and not later than May 3, 2005. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

REGISTRATION STATEMENT ON FORM S-3

General
1. We note that you completed the acquisition of WSECI, Inc. on March
31, 2005 and that you determined that the acquisition did not involve a significant amount of assets and was not required to be disclosed under Item 2.01 of Form 8-K. Please tell us whether you considered the contingent consideration in making your significance determination.
2. We have issued comments related to your pending confidential treatment request concurrently with this letter. Please note that your registration statement will not be declared effective until all comments on both the registration statement and the confidential treatment request have been cleared.
Where You Can Find More Information
3. We note that you filed Forms 8-K on April 18, 2005 and April 6, 2005, subsequent to your filing of this registration statement. Please ensure that your next amendment is updated to incorporate by reference these Forms 8-K, as well as any other applicable filings you make in the interim. See Item 12 of Form S-3 and interpretation
H.69 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

Legal Opinion
4. We note that your counsel has assumed that the substantive laws of the State of Minnesota are identical to the substantive laws of the
State of Georgia. This is an inappropriate assumption to make in rendering a legal opinion required by Item 601(b)(5) of Regulation S-
K. Please revise accordingly. Additionally, counsel is generally not permitted to opine on the laws of a state in which it is not admitted to practice if the opinion refers to counsel`s expertise on the laws of another state, other then Delaware. Accordingly, your next amendment should either include a legal opinion issued by counsel licensed to practice in Minnesota or include no reference to the laws of Georgia or any state other then Minnesota.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
Controls and Procedures
5. We note that your chief executive officer and chief financial officer concluded that your controls and procedures are effective "in alerting them on a timely basis to material information... ."
This
text suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of Rule 13a-15, which indicates that disclosure controls and procedures should be designed not just to alert management on a timely basis to material information, but to ensure that information required to be disclosed is "recorded, processed, summarized and reported," within the time periods specified in the Commission`s rules and forms. Accordingly, please confirm, if true, that the disclosure controls and procedures evaluated by management complied with the terms of Rule 13a-15(e) and ensure that your disclosure in future filings either unambiguously states that your controls and procedures are effective or provides the complete definition contained in Rule 13a-15(e).

POST-EFFECTIVE AMENDMENT FILED APRIL 6, 2005
6. Please note that your post-effective amendment will not be declared effective until all of the comments above have been cleared.

* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 824-5523 or Sara Kalin at (202) 942-2986. If you require additional assistance you may contact the undersigned, at (202) 942-1800.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Robert C. Hussle, Esq.
	Rogers & Hardin LLP
	2700 International Tower
	229 Peachtree St., NE
	Atlanta, GA 30303
	Telephone: (404) 522-4700
	Facsimile:  (404) 525-2224


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